April 13, 2017

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Attention:	Christian Windsor
Christopher Dunham
Amit Pande
William Schroeder

Re:	Pinnacle Financial Partners, Inc.
Registration Statement on Form S-4
Filed March 9, 2017
File No. 333-216568

Ladies and Gentlemen:

This letter is submitted by Pinnacle Financial Partners, Inc. (the “Company” or “Pinnacle”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 5, 2017 (the “Letter”) with respect to the Company’s Registration Statement on Form S-4, filed with the Commission on March 9, 2017 (File No. 333-216568) (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Amendment No. 1 in paper format, marked to reflect all changes to the Registration Statement.

Prospectus Cover Page

1.	Revise the presentation in the second paragraph to also disclose the comparison between the implied value of the merger consideration at the time of the announcement with the value of BNC prior to the announcement.

Response: In response to the Staff’s comment, the disclosure on the cover page of the joint proxy statement/prospectus included in Amendment No. 1 has been revised.

United States Securities and Exchange Commission

April 13, 2017

The Merger

Background of the Merger, page 55

2.	We note that BNC retained two different financial advisors, as well as your disclosure on page 58 that BNC’s board discussed “the limited number of other potential strategic partners,” other than Pinnacle, with its two financial advisors. Please disclose whether BNC or either of its financial advisers considered approaching or approached these or other potential strategic partners, and their reasons for their decision. Please also disclose why BNC determined to retain two different financial advisers.

Response: In response to the Staff’s comment, the disclosure on page 58 of Amendment No. 1 has been revised.

3.	Revise your disclosure about BNC’s January 22, 2017 board meeting to note that the board also approved an amendment to the company’s bylaws which made Guilford County North Carolina the exclusive forum for any shareholder derivative suits. Also, note whether the BNC board considered the bylaw change in making its recommendation to shareholders to vote for the proposed merger with Pinnacle Financial.

Response: In response to the Staff’s comment, the disclosure on pages 61, 62 and 79 of Amendment No. 1 has been revised.

4.	Please provide the staff with copies of any reports, presentations or other materials provided by KBW to Pinnacle. Similarly please provide us with copies of any presentations, reports or other materials provided by either Sandler or BSP Securities to the BNC board.

Response: The materials prepared by KBW and provided to the Pinnacle board of directors or a committee thereof on December 6, 2016, January 3, 2017, January 17, 2017 and January 22, 2017 are being provided to the Staff under separate cover by counsel for Pinnacle. The materials prepared by Sandler O’Neill and provided to the BNC board of directors on October 17, 2016, December 20, 2016, January 17, 2017, January 20, 2017 and January 22, 2017 are being provided to the Staff under separate cover by counsel for BNC. The materials prepared by BSP Securities and provided to the BNC board of directors on December 20, 2016, January 17, 2017, January 20, 2017 and January 22, 2017 are being provided to the Staff under separate cover by counsel for BNC. These presentation materials will be submitted by counsel for Pinnacle and BNC, as applicable, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, each counsel is requesting that the materials be returned promptly following completion of the Staff’s review thereof. By separate letter, each counsel also is requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Section 200.83.

5.	Please refer to the last full paragraph on page 61 concerning KBW’s opinion to your board of directors on January 22, 2017. Please disclose Pinnacle’s reason(s) for directing KBW to use different financial information for BNC than were prepared by BNC’s management, as disclosed on page 66 and on page B-3 of KBW’s opinion.

United States Securities and Exchange Commission

April 13, 2017

Response: Representatives of BNC provided a financial forecast prepared by its management to Pinnacle and KBW in connection with Pinnacle’s due diligence review of BNC. After making such financial forecast available, representatives of BNC and Pinnacle determined that the financial forecast previously provided should be disregarded because it was outdated and did not represent BNC’s or Pinnacle’s management’s then-current view of the expected financial performance of BNC in light of changes in economic conditions and expectations for financial institutions’ performance generally subsequent to the time when the forecast was prepared. In lieu of preparing an updated forecast, representatives of BNC instead instructed Pinnacle, and Pinnacle instructed KBW, to refer to and rely on IBES consensus estimates for BNC’s earnings for purposes of the financial analysis performed by KBW in connection with its opinion. At such instruction, KBW disregarded the BNC financial forecast and relied on IBES consensus estimates for fiscal 2017 and fiscal 2018 for BNC in connection with its financial analysis and opinion together with earnings and asset growth assumptions for BNC provided to it by Pinnacle and which are now reflected in the prospective financial information for BNC included in the joint proxy statement/prospectus included within Amendment No. 1. Because BNC and Pinnacle determined that the BNC financial forecast was outdated and did not reflect BNC’s or Pinnacle’s management’s then-current view of BNC’s expected financial performance and Pinnacle instructed KBW not to rely on the forecast, Pinnacle believes the forecast should not be disclosed and it may be misleading to an investor to include the forecast in the joint proxy statement/prospectus. In response to the Staff’s comment, the disclosure on pages 67 and 96 of Amendment No. 1 has been revised.

Opinion of Pinnacle’s Financial Advisor, page 64

6.	Please disclose the long-term earnings and growth rates for both companies that KBW used in its pro forma impact and discounted cash flow analyses to the extent they are not already disclosed on page 92. In this regard we note your disclosure beginning on page 66 that you directed KBW to use different projections than were prepared by BNC. Further please disclose the closing balance sheet estimates as of July 1, 2017, if material.

Response: In response to the Staff’s comment, the disclosure on pages 67, 95 and 96 of Amendment No. 1 has been revised.

BNC’s Reasons for the Merger; Recommendation of the BNC Board of Directors, page 76

7.	Revise your discussion in the second bullet point to note the implied premium based on the trading prices the day before the merger was announced. Also, explain why the Board concluded that the 20 day average closing price better reflected the value of the transaction.

Response: In response to the Staff’s comment, the disclosure on page 77 of Amendment No. 1 has been revised.

United States Securities and Exchange Commission

April 13, 2017

Opinion of BNC’s Financial Advisor, page 79

8.	Please disclose the long-term annual earnings and growth rates that you provided to Sandler O’Neill and BSP Securities for use in their net present value and pro forma merger analyses, to the extent that they differ from the projections provided to KBW.

Response: We respectfully advise the Staff that the long-term annual earnings and growth rates the Company provided to Sandler O’Neill and BSP Securities for use in their net present value and pro forma merger analyses do not differ from the projections provided to KBW.

Certain Unaudited Prospective Financial Information of BNC, page 92

9.	We note the first partial paragraph on page 94. Please delete the disclosure that BNC’s unaudited prospective financial information is not necessarily “material information,” “is not being included to influence [a shareholder’s] vote in favor of the BNC merger proposal,” and is provided “solely” because it was made available to BNC’s financial advisors.

Response: In response to the Staff’s comment, the disclosure on page 95 of Amendment No. 1 has been revised.

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 104

10.	We note your statement that the representations and warranties were made “solely” for the benefit of the other party or that they should not be “relied upon as characterizations of the actual state of facts or condition” of any of the parties to the merger agreement. Please remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, the disclosure on page 106 of Amendment No. 1 has been revised.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 3 – Pro forma adjustments, page 131

11.	We note your adjustment A to “…reflect assumed pre-tax merger- and integration-related costs of $33.2 million” as well as adjustment J to “…reflect the effects of the fair value acquisition accounting adjustments and estimated merger- and integration-related costs of $30.1 million”. We also note disclosure in Note 4 to the pro forma financial statements that none of these costs had been incurred as of December 31, 2016. Given that these adjustments represent the effect of actions taken by management or expected to occur after the merger with the timing and effects of these actions generally too uncertain to meet the criteria for pro forma adjustments in Article 11 of Regulation S-X, please revise to remove the adjustments from the face of the pro forma financial statements. Please note that these items can be disclosed in the footnotes thereto.

United States Securities and Exchange Commission

April 13, 2017

Response: In response to the Staff’s comment, the disclosure on pages 130, 132, 133 and 134 of Amendment No. 1 has been revised.

12.	Please revise the footnote for adjustment C to present the actual numerical amounts for each individual adjustment included within net fair value adjustments and provide additional disclosures on how they were determined. Consideration should be given to presenting the individual adjustments in the body of the pro forma financial statements.

Response: In response to the Staff’s comment, the disclosure on page 133 of Amendment No. 1 has been revised.

13.	Please revise the footnote for adjustment N to present the actual numerical amounts for each individual adjustment included within net adjustments to interest income and provide additional disclosures on how they were determined. If significant, consideration should be given to presenting the individual adjustments in the body of the pro forma financial statements.

Response: In response to the Staff’s comment, the disclosure on pages 133 and 134 of Amendment No. 1 has been revised.

Annex D – Opinion of BSP Securities, LLC

14.	We note the statement in the penultimate sentence of the second full paragraph on page 3 that the opinion is intended “solely” for the benefit of the BNC’s Board and “may not be relied upon or used by any other person or entity.” Please direct BSP Securities to remove these statements which unduly limit shareholder reliance. Furthermore, please disclose in your combined proxy statement/prospectus that BSP Securities, LLC, has consented to use of the opinion in the document.

Response: In response to the Staff’s comment, the disclosure on page D-3 of Amendment No. 1 has been revised.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding the above, please do not hesitate to call the undersigned at (615) 744-3700 or our outside legal counsel, D. Scott Holley, at (615) 742-7721.

Very truly yours,

/s/ Harold R. Carpenter
Harold R. Carpenter Executive Vice President and Chief Financial Officer

cc:	M. Terry Turner, Pinnacle Financial Partners, Inc.
D. Scott Holley, Bass, Berry & Sims PLC